As filed with the Securities and Exchange Commission on November 10, 1999

================================================================================

                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 1999

                                 Antenna TV S.A.
                 (Translation of registrant's name into English)

                             Kifissias Avenue 10-12
                                 Maroussi 151 25
                                 Athens, Greece
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X                    Form 40-F
                          ---------                          ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                       No     X
                    ---------                ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-               .
                                   ---------------

================================================================================

         This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of Antenna TV S.A., a Greek societe anonyme (the "Company"), for the fiscal quarter ended September 30, 1999.

         The unaudited financial statements included in this Quarterly Report, in the opinion of management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented. The unaudited financial information included in this Quarterly Report has been prepared in accordance with U.S. generally accepted accounting principles.

         For a description of the Company's accounting policies, see Notes to Financial Statements in the Company's Annual Report on Form 20-F for the year ended December 31, 1998.

         In May 1999, the Company completed the acquisition of interests in Antenna R.T. Enterprises, Antenna Spoudastiki Ltd., Pacific Broadcast Distribution Ltd. and Audiotex S.A. See Note 1 of Notes to Financial Statements. These business combinations were among companies under common control and have been accounted for "as if" a pooling of interest had occurred for periods subsequent to September 1, 1998, the date that the companies came under common control for accounting purposes. Accordingly, the balance sheet as at December 31, 1998 and the consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1998 have been restated. The Company filed an amendment to its Annual Report on Form 20-F for the year ended December 31, 1998 on August 23, 1999 to reflect its restated financial statements.

PART I.       FINANCIAL INFORMATION
                                                                            Page
                                                                            ----
     ITEM 1. UNAUDITED FINANCIAL STATEMENTS

       Condensed Consolidated Statements of Operations for the three months ended September 30, 1998 and 1999 and the nine months
       ended September 30, 1998 and 1999................................       1

       Condensed Consolidated Balance Sheets as of December 31, 1998 and
       September 30, 1999...............................................       2

       Condensed Consolidated Statement of Shareholders' Equity for the
       nine months ended September 30, 1999.............................       4

       Condensed Consolidated Statements of Cash Flows for the nine
       months ended September 30, 1998 and 1999.........................       5

       Notes to Financial Statements....................................       6

     ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF
                  OPERATIONS............................................      15

     ITEM 3.      QUANTITATIVE AND QUALITATIVE DISCLOSURES
                  ABOUT MARKET RISK.....................................      23

PART II.      OTHER INFORMATION

     ITEM 5.      OTHER INFORMATION.....................................      25

PART I. FINANCIAL INFORMATION

ITEM 1. UNAUDITED FINANCIAL STATEMENTS


                                 ANTENNA TV S.A.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

             For the three months ended September 30, 1998 and 1999
            and for the nine months ended September 30, 1998 and 1999

     (In thousands of drachmae and U.S. dollars, except earnings per share)


                                                     Unaudited Three Months                     Unaudited Nine Months
                                    Notes             Ended September 30,                        Ended September 30,
                                    ----- --------------------------------------------------------------------------------------
                                              1998                  1999                 1998                 1999
                                          -----------    --------------------------    -----------    --------------------------
                                              (GRD)          (GRD)          ($)           (GRD)          (GRD)           ($)
Advertising revenue.................        3,156,580      3,803,199         12,318     17,997,115     22,259,876         72,097
Related party revenue...............   3      621,137        375,399          1,216      2,067,558      1,334,992          4,324
Other revenue.......................
                                               89,470        131,968            427        167,700        500,728          1,622
                                          -----------    -----------    -----------    -----------    -----------    -----------
Total net revenue...................        3,867,187      4,310,566         13,961     20,232,373     24,095,596         78,043
                                          -----------    -----------    -----------    -----------    -----------    -----------
Cost of sales.......................          985,680      1,690,998          5,477      4,077,695      4,940,875         16,003
Selling, general and administrative
   expenses.........................          889,623        818,492          2,651      3,685,183      3,399,247         11,010
Amortization of programming costs...        3,005,000      3,117,898         10,098      9,241,090      9,361,845         30,322
Depreciation........................          123,911        176,507            572        366,419        509,809          1,651
                                          -----------    -----------    -----------    -----------    -----------    -----------
Operating (loss) income.............       (1,137,027)    (1,493,329)        (4,837)     2,861,986      5,883,820         19,057
Interest expense, net...............         (693,400)      (540,080)        (1,749)    (2,134,740)    (1,780,477)        (5,767)
Foreign exchange (losses), net......  10     (732,308)       (65,317)          (212)    (3,075,174)      (593,707)        (1,923)
Equity in net income in
   unconsolidated affiliate.........               --          4,263             14             --         19,161             62
Related party commission income.....   3           --        122,122            396             --        353,094          1,144
Other income, net...................  11          890        554,349          1,795         19,476         81,536            264
                                          -----------    -----------    -----------    -----------    -----------    -----------
Earnings before income taxes........       (2,561,845)    (1,417,992)        (4,593)    (2,328,452)     3,963,427         12,837
Provision (benefit) for income taxes   7     (587,880)      (519,007)        (1,681)      (169,338)     1,567,677          5,077
                                          -----------    -----------    -----------    -----------    -----------    -----------
Net (loss) income ..................
                                           (1,973,965)      (898,985)        (2,912)    (2,159,114)     2,395,750          7,760
                                          -----------    -----------    -----------    -----------    -----------    -----------
Basic and diluted earnings
   (loss) per share.................          (117.71)        (45.29)         (0.15)       (128.75)        120.70           0.39
                                          ===========    ===========    ===========    ===========    ===========    ===========

  Exchange rate used for the convenience translation of the September 30, 1999 balances is GRD 308.75 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                 As of December 31, 1998 and September 30, 1999
                   (In thousands of drachmae and U.S. dollars)


                                                                                                    Unaudited
                                                                          December 31,            September 30,
                                                                    -----------------------   ---------------------
                                                         Notes        1998           1998        1999        1999
                                                         -----      ----------      -------   ----------    -------
                                                                      (GRD)           ($)        (GRD)         ($)
                        ASSETS
--------------------------------------------------------
Current assets:
        Cash on hand and in banks.......................            11,300,087       36,599   21,912,275     70,971
        Restricted cash.................................                    --           --      334,800      1,084
        Accounts receivable, less allowance for doubtful
           accounts of  GRD 1,161,396 in 1998 and
           GRD 1,208,651 in 1999........................            17,155,755       55,565   16,751,304     54,255
        Due from related parties........................   3         2,499,479        8,095    3,500,464     11,338
        Programming costs, net..........................   5        11,795,427       38,204   11,480,689     37,184
        Advances to related parties.....................   3           141,710          459      152,557        494
        Advances to third parties.......................               549,786        1,781      915,793      2,966
        Prepaid expenses................................                42,738          138      128,622        417
        Other current assets............................                87,059          282           --         --
        Unamortized premium.............................             1,224,719        3,967           --         --
        Income and withholding tax advances.............               578,826        1,875      634,340      2,055
                                                                    ----------      -------   ----------    -------
    Total current assets................................            45,375,586      146,965   55,810,844    180,764
Property and equipment, net.............................             1,675,469        5,427    1,704,910      5,522
Investment in unconsolidated affiliate..................                84,785          275       70,287        228
Broadcast and transmission equipment
   under capital leases, net............................             1,073,600        3,477      944,991      3,061
Deferred charges, net...................................   1         1,959,622        6,347    1,733,765      5,615
Programming costs, excluding current portion............   5         7,087,570       22,956    6,830,133     22,122
Other receivable less allowance for doubtful accounts
   and fair value of GRD 440,000 in 1998 and
   GRD 470,000 in 1999..................................               329,498        1,067      287,498        931
Due from related party..................................   3         2,021,798        6,548    2,287,188      7,408
Advances to related parties.............................   3           165,137          535      165,137        535
Deferred tax assets.....................................   7           345,242        1,118      345,573      1,119
Other assets............................................               121,990          395      127,977        414
                                                                    ----------      -------   ----------    -------
    Total assets........................................            60,240,297      195,110   70,308,303    227,719
                                                                    ==========      =======   ==========    =======

   Exchange rate used for the convenience translation of the December 31, 1998 and September 30, 1999 balances is GRD 308.75 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                 As of December 31, 1998 and September 30, 1999
         (In thousands of drachmae and U.S. dollars, except share data)


                                                                                                      Unaudited
                                                                        December 31,                September 30,
                                                                  ------------------------    --------------------------
                                                           Notes    1998          1998           1999           1999
                                                           -----  ---------    -----------    -----------    -----------
                                                                    (GRD)          ($)           (GRD)           ($)
          LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------
Current liabilities:
    Bank overdrafts and short-term borrowings...........     6    1,468,155          4,755        665,368          2,155
    Current portion of obligations under capital leases.            107,585            348        109,953            356
    Trade accounts, notes and cheques payable...........          4,268,500         13,825      3,031,426          9,818
    Program license payable.............................          2,607,320          8,445      1,637,363          5,303
    Payable to related party............................                 --             --         22,984             74
    Customer advances...................................            271,865            881         99,695            323
    Accrued interest....................................          1,246,685          4,038        515,134          1,668
    Accrued expenses and other current liabilities......          9,418,064         30,504      3,574,242         11,577
    Income taxes payable................................                 --             --          4,185             14
    Deferred tax liability..............................     7    1,165,531          3,775      2,645,538          8,569
    Dividends payable...................................     1   10,040,283         32,519             --             --
    Current portion of other long-term liability........
                                                                    929,362          3,010        934,200          3,026
                                                                -----------    -----------    -----------    -----------
Total current liabilities...............................         31,523,350        102,100     13,240,088         42,883
                                                                -----------    -----------    -----------    -----------
Long-term liabilities:
    Long-term debt......................................     8   32,545,000        105,409     34,239,549        110,897
    Long-term obligations under capital leases..........            417,940          1,354        297,223            963
    Other long-term liability...........................          1,546,397          5,009        757,099          2,452
    Employee retirement benefits........................            436,982          1,415        436,374          1,413
    Long-term provisions................................            254,525            824        155,713            504
                                                                -----------    -----------    -----------    -----------
Total liabilities.......................................         66,724,194        216,111     49,126,046        159,112
                                                                -----------    -----------    -----------    -----------
Shareholders' equity:
    Share capital (16,769,440 common shares authorized and
    issued as of December 31, 1998 and 19,849,440 common
    shares authorized and issued as of September 30, 1999,
    GRD 100 par value)..................................     9    1,676,944          5,431      1,984,944          6,429
    Additional paid-in capital..........................     9    3,752,500         12,154     28,714,904         93,004
    Accumulated (deficit)...............................        (11,913,341)       (38,586)    (9,517,591)       (30,826)
                                                                -----------    -----------    -----------    -----------
Total shareholders' equity..............................         (6,483,897)       (21,001)    21,182,257         68,607
                                                                -----------    -----------    -----------    -----------
Commitments and contingencies
        Total liabilities and shareholders' equity......         60,240,297        195,110     70,308,303        227,719
                                                                ===========    ===========    ===========    ===========

   Exchange rate used for the convenience translation of the December 31, 1998 and September 30, 1999 balances is GRD 308.75 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

            CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                  For the nine months ended September 30, 1999
                           (In thousands of drachmae)

                                                                                Accumulated (Deficit) Retained
                                                                                           Earnings
                                                                           ----------------------------------------
                                                                              Legal,
                                                                               Tax       Accumulated
                                                             Additional     Free and      (Deficit)
                                                  Share        Paid-in       Other        Retained
                                                 Capital       Capital      Reserves      Earnings         Total       Grand Total
                                               -----------   -----------   -----------   -----------    -----------    -----------
Balance, December 31, 1998 .................     1,676,944     3,752,500     2,624,187   (14,537,528)   (11,913,341)    (6,483,897)
    Issuance of 3,080,000 common shares
       (unaudited) .........................       308,000    24,962,404            --            --             --     25,270,404
    Net income for the nine months
       (unaudited) .........................            --            --            --     2,395,750      2,395,750      2,395,750
    Transfer of statutory earnings to legal,
       tax free and other reserves
       (unaudited) .........................            --            --       124,061      (124,061)            --             --
                                               -----------   -----------   -----------   -----------    -----------    -----------
Balance September 30, 1999 (unaudited) .....     1,984,944    28,714,904     2,748,248   (12,265,839)    (9,517,591)    21,182,257
                                               ===========   ===========   ===========   ===========    ===========    ===========

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                       CONDENSED STATEMENTS OF CASH FLOWS

              For the nine months ended September 30, 1998 and 1999
                   (In thousands of drachmae and U.S. dollars)


                                                                      Unaudited Nine Months Ended September 30,
                                                                      -----------------------------------------
                                                                          1998                   1999
                                                                       -----------    --------------------------
                                                                          (GRD)           (GRD)             ($)
Cash flows from operating activities
Net (loss) income ..................................................    (2,159,114)     2,395,750          7,760
Adjustments to reconcile net income to net cash
   Deferred income taxes ...........................................      (239,123)     1,479,676          4,792
   Equity in net income of unconsolidated affiliate ................            --        (19,161)           (62)
   Amortization of debt issuance expenses ..........................       176,811        225,857            732
   Amortization of premium on foreign exchange contract and
     loss on option ................................................            --      1,224,719          3,967
   Depreciation of property and equipment and capital leases
     and amortization of programming costs .........................     9,607,509      9,871,654         31,973
   Provision for other long-term liabilities .......................        25,000         17,831             58
   Provision for employee retirement benefits ......................         1,885         30,000             97
Change in current assets and liabilities
         (Decrease) in accounts and other receivable ...............       884,636        446,451          1,446
         (Increase) in due from related parties ....................    (1,401,430)    (1,254,238)        (4,062)
         (Increase) in programming costs ...........................    (9,341,015)    (8,396,133)       (27,194)
         (Increase) in prepaid and licensed programming expenditures    (1,033,992)      (393,537)        (1,275)
         (Decrease) increase in trade accounts, notes and
           cheques payable .........................................    (1,451,767)    (1,237,074)        (4,007)
         (Decrease) in licensed program payable ....................      (380,824)      (969,957)        (3,142)
         Increase (Decrease) in customer advances ..................        68,217       (172,170)          (558)
         Increase (decrease) in accrued expenses and liabilities ...      (171,840)    (7,507,084)       (24,314)
         Increase in income taxes payable ..........................        15,177          4,185             14
         Other, net ................................................    (1,068,345)      (426,333)        (1,381)
                                                                       -----------    -----------    -----------
              Total adjustments ....................................    (4,309,101)    (7,075,314)       (22,916)
                                                                       -----------    -----------    -----------
Net cash (used) in operating activities ............................    (6,468,215)    (4,679,564)       (15,156)
                                                                       -----------    -----------    -----------
Cash flows from investing activities
   Dividends paid ..................................................    (1,000,000)            --             --
   Investment in unconsolidated affiliate ..........................            --         (5,100)           (17)
   Acquisition of affiliated companies .............................            --    (10,040,283)       (32,519)
   Dividends received ..............................................            --         38,759            126
   Purchase of fixed assets ........................................      (131,028)      (410,641)        (1,330)
                                                                       -----------    -----------    -----------
Net cash (used) in investing activities ............................    (1,131,028)   (10,417,265)       (33,740)
                                                                       -----------    -----------    -----------
Cash flows from financing activities
   Issuance of common shares .......................................            --     25,270,404         81,847
   Redemption of Senior Notes ......................................            --     (1,185,994)        (3,841)
   (Decrease) in bank overdrafts and
      short term borrowings, net ...................................            --       (802,787)        (2,600)
   (Increase) decrease in restricted cash ..........................            --       (334,800)        (1,085)
   Repayments of capital lease obligations .........................       (68,775)      (118,349)          (383)
   Debt issuance costs of Senior Notes .............................       (82,266)            --             --
                                                                       -----------    -----------    -----------
Net cash (used in) provided by financing activities ................      (151,041)    22,828,474         73,938
                                                                       -----------    -----------    -----------
Effect of exchange rate changes on cash ............................     3,247,385      2,880,543          9,330
                                                                       -----------    -----------    -----------
(Decrease) increase in cash ........................................    (4,502,899)    10,612,188         34,372
Cash at beginning of year ..........................................    11,533,274     11,300,087         36,599
                                                                       -----------    -----------    -----------
Cash at end of year ................................................     7,030,375     21,912,275         70,971
                                                                       ===========    ===========    ===========
Supplemental disclosure of cash flow information:
     Cash paid for interest ........................................     3,027,872      3,153,652         10,214
     Cash paid for income taxes ....................................            --             --             --

  Exchange rate used for the convenience translation of the September 30, 1999 balances is GRD 308.75 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

   (In thousands of Drachmae, except share data and where otherwise indicated)

1.    Summary of Significant Accounting Policies

      Basis of Presentation

      The consolidated financial statements and related notes at September 30, 1999 and for the three and nine months ended September 30, 1998 and 1999 are unaudited and prepared in conformity with the accounting principles applied in the Company's 1998 Annual Report on Form 20-F for the year ended December 31, 1998. In the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The results of operations for the three and nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the full year or any other interim period.

      Acquisitions

       On May 6, 1999, the Company acquired the following interests: a 51% interest in Audiotex S.A. ("Audiotex"), a company that generates revenue from the sale of audiotext (for a purchase price of $7.25 million); a 99.97% interest in Antenna R.T. Enterprises ("Antenna Radio"), which owns Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area (for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness); a 100% interest in Antenna Spoudastiki Ltd. ("Antenna Spoudastiki"), which operates a training center for journalists and other media personnel (for a purchase price of $6.0 million); and a 100% interest in Pacific Broadcast Distribution Ltd. ("Pacific Broadcast"), which rebroadcasts the Company's programming in Australia through a joint venture (for a purchase price of $3.5 million). Each of the companies whose interests were acquired was previously affiliated with or controlled by members of the family of Mr. Minos Kyriakou, the Company's Chairman and Chief Executive Officer.

      These business combinations were among companies under common control and have been accounted for "as if" a pooling of interest had occurred for periods subsequent to September 1, 1998, the date that the companies came under common control for accounting purposes. Accordingly, the balance sheet as at December 31, 1998 and the consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1998 have been restated. Because the business combinations are among companies under common control they have been consolidated based upon their book value and historical results of operations, respectively. The cash amounts paid for the companies acquired, in excess of their book values, have been treated as a dividend to the selling shareholders.

      The total purchase price of all the businesses amounted to US $38.2 million, comprised of cash consideration of US $33 million and the assumption of US $5.2 million of debt. The total cash purchase price exceeded the book value of the acquired companies by GRD 11,969 million (US $38.7 million), resulting in a deemed dividend to the shareholders.

      Principles of Consolidation

      The condensed consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. Affiliated companies in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval, including: transactions in excess of GRD 20 million, operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method.

      Deferred Charges

      The expenses incurred in connection with the issuance and distribution of the Company's 9% Senior Notes due 2007 (the "Senior Notes"), issued on August 12, 1997, were capitalized and are being amortized over the term of the Senior Notes. Amortization for the nine months ended September 30, 1998 and 1999 totaled GRD 176,811 and GRD 225,857, respectively, and is included in interest expense in the accompanying unaudited consolidated statements of operations for the nine months ended September 30, 1998 and 1999.

      Foreign Exchange Contracts

      Antenna enters into foreign exchange contracts to manage its exposure to foreign currency exchange and interest rate risks. Financial instruments are recorded on the balance sheet at their fair values unless they meet, for accounting purposes, certain hedging criteria. A foreign exchange contract is considered a hedge of an identifiable foreign currency commitment if (i) the contract is designated as, and is effective as, a hedge of currency commitment and (ii) the foreign currency commitment is firm. Gains and losses on foreign exchange contracts meeting these hedging criteria are deferred and included in the measurement of the related foreign currency transaction. Losses are not deferred if, however, it is estimated that the deferral would lead to recognition of losses in later periods.

      The Company was party to an $87 million forward contract with the Royal Bank of Scotland, to hedge its currency exposure on a portion of the principal and interest payable of its U.S. dollar denominated debt. The term of the contract covered the period from May 15, 1998 to May 15, 1999. The forward rate was 334 drachmae to the dollar and the spot rate on the contract's effective date was 310 drachmae to the dollar. The premium (representing the difference between the spot rate on the contract's effective date and the forward rate), aggregating GRD 2,088 million, was amortized over the term of the contract. Of this amount, GRD 783 million was recognized for the nine months ended September 30, 1999. In addition, foreign exchange gains or losses on the Company's non-drachma denominated indebtedness (currently, the Senior Notes) were offset by corresponding losses or gains on the forward contract's notional amount.

      Option

      The Company was party to an option agreement with the Royal Bank of Scotland to sell $104 million at a rate of 280 drachmae to the dollar in May 1999. The option had a maturity date that coincided with the maturity of the foreign exchange contract described above. The option was recorded on the balance sheet at its market value and was marked to market each accounting period with the resulting gain or loss being reflected in the consolidated statements of operations. The mark to market adjustment of the option for the nine months ended

September 30, 1999 of GRD 442 million ($1.4 million) was recorded as part of the foreign exchange loss in the statement of operations.

2.    Translations of Drachmae into U.S. Dollars

      The financial statements are stated in drachmae. The translations of drachmae into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York on September 30, 1999, which was GRD 308.75 to $1.00. The convenience translations should not be construed as representations that the drachma amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

3.    Due from Related Parties

      The Company sells advertising spots, licensing and distribution rights to certain related parties in the ordinary course of business. Furthermore, the Company also derives revenue from related parties by charging fees for the use of the Company's production facilities and technical and administrative services for the production of infomercials. Such related parties consist of companies which have common ownership and/or management with the Company. The Company believes that, in each case, the terms of such transactions are no less favorable than those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances.

      Balances from related companies are as follows:


                                                      December 31,      Unaudited
                                                         1998      September 30, 1999
                                                      ----------   ------------------
                                                             (in thousands)
Accounts Receivable
      Current:
         Antenna Satellite TV (USA) Inc. .........     1,633,511        2,335,250
         Audiotex ................................        76,197          117,572
         Epikinonia Ltd. .........................        48,203          144,697
         Antenna Satellite Radio .................        14,228           42,611
         Antenna TV Ltd. (Cyprus) ................       686,901          827,395
         Catalogue Auctions Hellas S.A ...........        40,439           32,939
                                                      ----------       ----------
                                                       2,499,479        3,500,464
                                                      ==========       ==========
      Long-term:
         Antenna Satellite TV (USA) Inc. .........     2,438,156        2,756,046
         Less: allowance for fair value ..........      (416,358)        (468,858)
                                                      ----------       ----------
                                                       2,021,798        2,287,188
                                                      ==========       ==========
Advances
      Current:
         Catalogue Auctions Hellas S.A ...........       141,710          152,557
                                                      ----------       ----------
                                                         141,710          152,557
                                                      ==========       ==========

      Long-term:
         Antenna TV Ltd. (Cyprus) ................       120,979          120,979
         Epikinonia Ltd. .........................        44,158           44,158
                                                      ----------       ----------
                                                         165,137          165,137
                                                      ==========       ==========

    A summary of transactions with related companies are analyzed as follows:

                                                   Purchase from related  Revenue from related
                                                         parties                parties
                                                   -------------------------------------------
                                                      Nine      Nine        Nine        Nine
                                                     Months    Months      Months      Months
                                                     Ended     Ended       Ended       Ended
                                                   September September   September   September
                                                   30, 1998   30, 1999    30, 1998    30, 1999
                                                    ------   ---------   ---------   ---------
                                                                   (in thousands)
Epikinonia Ltd. (Production facilities and
   technical and administrative services) ......        --          --     248,573     262,397
Antenna Satellite TV (USA) Inc. (License fees) .        --          --     723,901     767,889
Antenna Satellite Radio ........................        --          --          --      24,340
Pacific Broadcast Distribution Ltd. ............        --          --     393,424          --
Antenna TV Ltd. (Cyprus) (Royalties) ...........        --          --     328,806     280,366
Antenna R.T. Enterprises S.A. (Other) ..........    14,450          --     141,347          --
Audiotex (Related party commission income) .....        --
                                                        --          --     231,507          --
                                                    ------   ---------   ---------   ---------
                                                    14,450          --   2,067,558   1,334,992
Audiotex (Related party commission income) .....        --          --          --     353,094
                                                    ------   ---------   ---------   ---------
                                                    14,450          --   2,067,558   1,688,086
                                                    ======   =========   =========   =========

      The purchases of Drs 14,450 are included in selling, general and administrative expenses.

4.    Segment Information and Geographic Information

      The Company's reportable segments are the television and radio businesses. The following table sets forth certain information regarding the Company's segments by service, company and geographic region:

                                                                           Pay         Journalism
                                            Television      Radio       television       school
                                           -----------  --------------  -----------  -------------   Elimination of
                                             Antenna       Antenna        Pacific        Antenna      related party       Total
                                               TV           Radio        Broadcast     Spoudastiki  revenue/expenses/  consolidated
                                            (Greece)       (Greece)     (Australia)     (Greece)         assets        (unaudited)
                                           ----------------------------------------------------------------------------------------
                                                                              (in thousands)
Sales external ..........................  21,053,663     1,374,728       208,377        123,835             --         22,760,603
Related party sales .....................   1,844,217        29,840            --             --       (539,064)         1,334,992
Results .................................          --            --            --             --             --                 --
Operating income ........................   5,954,806       372,074        14,829        (67,681)      (390,208)         5,883,820
Depreciation and amortization ...........     443,224        34,765        26,820          5,000             --            509,809
Amortization of programming costs .......   9,361,845            --            --             --             --          9,361,845
Equity in net income in unconsolidated
affiliate ...............................      19,161            --            --             --             --             19,161
Income (loss) before tax ................   3,895,524       155,511       (19,928)       (67,681)            --          3,963,427
Net income (loss) .......................   2,324,347       142,511       (19,928)       (51,181)            --          2,395,750
Segment assets:
      Total assets (September 30, 1999) .  79,822,810     2,040,909       482,536         72,271    (12,110,223)        70,308,303
      Total assets (December 31, 1998) ..  58,964,240     1,615,650       472,821        124,114       (936,528)        60,240,297

5.    Programming Costs

      The following table sets forth the components of the programming costs, net of amortization:

                                       December 31,      Unaudited
                                          1998       September 30, 1999
                                       -----------   ------------------
                                               (in thousands)

Produced programming ...............    11,448,729       11,929,437
Purchased sports rights ............     3,233,640        1,787,220
Licensed program rights ............     1,875,691        2,163,229
Prepaid license program rights .....     1,546,851        1,632,017
Prepaid produced programs and sports       778,086          798,919
                                       -----------      -----------
                                        18,882,997       18,310,822
Less: current portion ..............   (11,795,427)     (11,480,689)
                                       -----------      -----------
                                         7,087,570        6,830,133
                                       ===========      ===========

6.    Bank Overdrafts and Short-term Borrowings

      Short-term borrowings consist primarily of indebtedness under various lines of credit. The aggregate amount of available credit is GRD 9.9 billion.

      Bank overdrafts and short-term borrowings are secured by the assignments of the advertisers' post-dated checks, notes receivable from advertisers and letters of guarantee from advertisers.

      The interest expense for the nine months ended September 30, 1999 was GRD 108,534 million. There was no interest expense for the nine months ended September 30, 1998.

7.    Deferred Income Taxes

      The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets as at December 31, 1998 and September 30, 1999 are summarized below (the tax rate in effect at December 31, 1998 and September 30, 1999 was 40%):

                                                                  Unaudited
                                                  December 31,  September 30,
                                                     1998           1999
                                                  ----------    -------------
                                                       (in thousands)
      Deferred tax liabilities
         Programming costs ....................    1,793,679      2,414,343
         Premium unamortized ..................      176,688             --
         Reserves .............................      430,348        430,348
         Reserves taxed in a special way ......      233,826        233,826
         Deferred charges .....................      231,015        276,710
         Leased assets ........................      274,335        233,615
         Deferred interest on finance leases ..        5,936          3,845
         Customer advances ....................      502,700        542,226
         Accrued expenses and other liabilities       53,191             --
                                                  ----------     ----------
      Gross deferred tax liabilities ..........    3,701,718      4,134,913
                                                  ----------     ----------
      Deferred tax assets
         Property and equipment ...............       32,942         32,718
         Long-term liability ..................       17,600         17,600
         Long-term lease liability ............       22,051          3,409
         Short-term lease liability ...........       26,278         23,958
         Long-term receivables ................    1,193,308      1,205,309
         Deferred revenue .....................        6,825          5,700
         Accounts receivable ..................      356,388        372,030
         Employee retirement benefits .........      172,793        174,550
         Other assets .........................      409,202        446,296
         Other provisions .....................      195,531        155,532
         Accrued expenses .....................    1,615,315        540,650
         Net operating losses .................      139,484         50,484
                                                  ----------     ----------
      Gross deferred tax assets ...............    4,187,717      3,028,236
                                                  ----------     ----------
      Less: valuation allowance ...............   (1,306,288)    (1,193,288)
                                                  ----------     ----------
      Net deferred tax (liability) ............     (820,289)    (2,299,965)
                                                  ==========     ==========

      Long-term receivables give rise to a tax asset principally due to certain long-term agreements that have not satisfied all of the revenue recognition criteria of SFAS No. 53. Such agreements, however, are taxable by the local Greek authorities.

      The classification of deferred income taxes in the accompanying balance sheets is as follows:


                                            December 31,       Unaudited
                                               1998       September 30, 1999
                                            ------------  ------------------
                                                  (in thousands)
Net current deferred tax liability .......  (1,165,531)       (2,645,538)
                                            ----------        ----------
Net non-current deferred tax assets ......     345,242           345,573
                                            ==========        ==========

      The provision for income taxes reflected in the accompanying statements of operation is analyzed as follows:

                         Unaudited Three Months    Unaudited Nine Months
                           Ended September 30,      Ended September 30,
                         ----------------------    ----------------------
                            1998         1999         1998         1999
                         ---------    ---------    ---------    ---------
                                          (in thousands)
Current ................    12,500       44,500       69,785       88,001
Deferred income taxes ..  (600,380)    (563,507)    (239,123)   1,479,676
                         ---------    ---------    ---------    ---------
Provision income taxes .  (587,880)    (519,007)    (169,338)   1,567,677
                         =========    =========    =========    =========

      The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 40% in 1998 and 1999 to pre-tax income is summarized as follows:

                                             Unaudited Three Months       Unaudited Nine Months
                                               Ended September 30,         Ended September 30,
                                            ------------------------    ------------------------
                                                                (in thousands)
                                               1998          1999          1998          1999
                                            ----------    ----------    ----------    ----------
Tax (benefit) provision at statutory rate . (1,024,737)     (567,197)     (931,380)    1,585,371
Effect of change in tax rate ..............         --            --       (96,507)           --
Interest income ...........................    (13,266)       (5,788)     (103,912)     (140,668)
Disallowed prior period expenses ..........     35,112        26,822        75,336        79,272
Non-deductible general expenses ...........     40,011        40,000       137,125       148,731
Income (loss) not subject to income tax ...         --       (12,844)           --         7,971
Change in valuation allowance .............    375,000            --       750,000      (113,000)
                                            ----------    ----------    ----------    ----------
Provision for income taxes ................   (587,880)     (519,007)     (169,338)    1,567,677
                                            ==========    ==========    ==========    ==========

      Interest income is taxed at a lower rate (15%) than operating income. Disallowed prior period expenses relate to invoices for goods or services that were not received prior to the preparation of the tax returns and that relate to prior year expenses (i.e., invoices received in February that relate to services rendered in December of prior year). Non-deductible general expenses relate primarily to certain car, meals and entertainment expenses.

      In Greece, amounts reported to the tax authorities are provisional until such time as the books and records of the entity are inspected by the tax authorities. Greek tax laws and related regulations are subject to interpretation by the tax authorities. The Company has been audited by the tax authorities up to 1992. Management believes that the amounts accrued will be sufficient to meet its tax obligations.

      The ultimate outcome of additional tax assessments may vary from the amounts accrued, but management believes that any additional tax liability over and above the amount accrued would not have a material adverse impact on the Company's results of operations or financial position.

      The deferred income taxes relate to the temporary differences between the book value and tax basis of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets are analyzed above.

8.    Long-term Debt

      Long-term debt consists of:

                                                                 Unaudited
                                                  December 31,  September 30,
                                                      1998         1999
                                                   ----------   ----------
                                                       (in thousands)
Senior Notes due 2007 issued on August
      12, 1997. Interest on the Notes is
      paid semi-annually in February and August,
      commencing February 1, 1998, at a rate of
      9% per annum. The Senior Notes are
      redeemable, in whole or in part, at the
      option of the Company at any time on or
      after August 1, 2002                         32,545,000   34,239,549
                                                   ----------   ----------
                                                   32,545,000   34,239,549
Less: Current portion                                    --           --
                                                   ----------   ----------
                                                   32,545,000   34,239,549
                                                   ==========   ==========

      Interest expense relating to the Senior Notes for the nine months ended September 30, 1998 and 1999 totaled GRD 2,144 million and GRD 2,314 million, respectively, and is included in interest expense in the accompanying consolidated statements of operations.

      On March 19, 1999 and March 25, 1999, the Company repurchased GRD 447 million ($1.5 million) and GRD 739 million ($2.4 million), respectively, of the Senior Notes, with accrued interest of GRD 17 million ($0.05 million) to the date of repurchase. The early extinguishment of the Senior Notes resulted in a charge of GRD 19 million ($0.06 million) consisting of the following:

                                                             Unaudited Nine
                                                                 Months
                                                            Ended September 30,
                                                                  1999
                                                             --------------
                                                             (in thousands)
Discount on prepayment of Senior Notes ......................    36,890
Write-off of related unamortized debt issuance costs ........   (55,809)
                                                                -------
                                                                (18,919)
                                                                =======

      The indebtedness evidenced by the Senior Notes constitutes a general unsecured senior obligation of the Company and ranks pari passu in right of payment with all other senior indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indenture with respect to the Senior Notes contains certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and impose certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers.

9.    Share Capital

      On March 12, 1999, the Company completed the issuance of 3,080,000 common shares through an initial public offering, resulting in net proceeds to the Company of GRD 25,270 million. The Company's share capital increased by GRD 308 million and the excess par value amounted to GRD 24,962 million, which has been recorded as additional paid-in capital.

10.   Foreign Exchange (Losses) Gains

      Foreign exchange (losses) gains included in the consolidated statements of operations are analyzed as follows:

                                                           Unaudited Three Months      Unaudited Nine Months
                                                             Ended September 30,        Ended September 30,
                                                          ------------------------    ------------------------
                                                             1998          1999          1998          1999
                                                          ----------    ----------    ----------    ----------
                                                                              (in thousands)
Realized loss on forward contract .....................           --            --            --    (2,777,096)
Foreign exchange gain on forward contract representing
      difference between balance sheet rate and forward
      rate (US $) .....................................   (2,500,000)           --    (2,500,000)    4,605,000
Amortization of the premium on forward contract .......           --            --            --      (783,000)
Mark to market adjustment on option ...................           --            --            --      (441,719)
Unrealized foreign exchange gain (loss) on Senior Notes
      (US $) ..........................................    2,176,585       685,302      (747,385)   (2,880,543)
Foreign exchange gain on cash, receivables and payables
      denominated in foreign currencies (US $) and
      realized (losses) gains on transactions .........     (408,893)     (750,619)      172,211     1,683,651
                                                          ----------    ----------    ----------    ----------
                                                            (732,308)      (65,317)   (3,075,174)     (593,707)
                                                          ==========    ==========    ==========    ==========

11.   Other Income, Net

      Other income, net for the nine months ended September 30, 1999 includes start-up costs associated with the Company's evaluating possible options for an investment in the direct-to-home television business, a charge relating to the early extinguishment of the Senior Notes and income from marketable securities.

12.   Subsequent Event

      In October 1999, the Company signed an agreement to acquire a 51% interest in a Greek publishing company (Daphne Communications, S.A.) for total consideration of approximately GRD 1.3 billion ($4.2 million) payable in the form of advertising airtime on Antenna's television and radio networks.

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
            CONDITION AND RESULTS OF OPERATIONS

General

      The Company derives a substantial portion of its revenue from the sale of television advertising time (86.7% of total net revenue in the nine months ended September 30, 1999). While the Company sells a significant portion of its available advertising time, it does not sell all of it. The Company uses a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve its operating results and cash flows. Such other sources include audiotext and infomercials. The Company derives revenue from its majority-owned subsidiary, Audiotex S.A. ("Audiotex"), which generates audiotext revenue, and from an affiliated entity, Epikinonia Ltd., which produces infomercials and pays Antenna for production and technical support.

      The Company also derives revenue from royalties received from syndicating its own programming. Such programming sales are made to a variety of users, including a television network in Cyprus (operated by Antenna TV Ltd. (Cyprus), a company in which the General Manager of the Company is General Manager), and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers are made in the United States and Canada through an affiliated entity, Antenna Satellite TV (USA) Inc., and in Australia through the Company's wholly-owned subsidiary, Pacific Broadcast Distribution Ltd. ("Pacific Broadcast").

       In March 1999, the Company raised net proceeds of $86.5 million in an initial public offering (the "IPO") of 7,700,000 American Depositary Shares ("ADSs"), representing 3,850,000 shares of its capital stock, nominal value GRD 100 per share. On May 6, 1999, the Company utilized a portion of the net proceeds it received from the IPO to acquire the following interests: a 51% interest in Audiotex (for a purchase price of $7.25 million); a 99.97% interest in Antenna R.T. Enterprises ("Antenna Radio"), which owns Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area (for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness); a 100% interest in Antenna Spoudastiki Ltd. ("Antenna Spoudastiki"), which operates a training center for journalists and other media personnel (for a purchase price of $6.0 million); and a 100% interest in Pacific Broadcast, which rebroadcasts the Company's programming in Australia through a joint venture (for a purchase price of $3.5 million). Each of the companies whose interests were acquired was previously affiliated with or controlled by members of the family of Mr. Minos Kyriakou, the Company's Chairman and Chief Executive Officer. See Note 1 of Notes to Financial Statements.

      These business combinations were among companies under common control and have been accounted for "as if" a pooling of interest had occurred for periods subsequent to September 1, 1998, the date that the companies came under common control for accounting purposes. Accordingly, the balance sheet as at December 31, 1998 and the consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1998 have been restated. Because the business combinations were among companies under common control they have been consolidated based upon their book value and historical results of operations, respectively. The cash amounts paid for the companies acquired, in excess of their book values, have been treated as a dividend to the selling shareholders.

      The condensed consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. Affiliated companies in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval, including: transactions in excess of GRD 20 million, operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method.

Results of Operations

     Three Months Ended September 30, 1999 (unaudited)
     Compared to Three Months Ended September 30, 1998 (unaudited)

            Total net revenue increased GRD 444 million ($1.5 million), or 11.5%, from GRD 3,867 million ($12.5 million) in the three months ended September 30, 1998 to GRD 4,311 million ($14.0 million) in the three months ended September 30, 1999. This increase principally reflected the addition of GRD 395 million ($1.3 million) of total net revenue from Antenna Radio and Pacific Broadcast and an underlying increase in advertising revenue.

         Advertising revenue, which comprised 88.2% of total net revenues for the three months ended September 30, 1999, increased GRD 646 million ($2.1 million), or 20.5%, from GRD 3,157 million ($10.2 million) in the three months ended September 30, 1998 to GRD 3,803 million ($12.3 million) in the three months ended September 30, 1999. This increase principally reflected an underlying increase in advertising revenue of GRD 336 million ($1.1 million), primarily as a result of increases in volume, which in turn reflected higher ratings, and the addition of GRD 320 million ($1.0 million) of advertising revenue from Antenna Radio.

         Related party revenue decreased GRD 246 million ($0.8 million), or 37.2%, from GRD 621 million ($2.0 million) in the three months ended September 30, 1998 to GRD 375 million ($1.2 million) in the three months ended September 30, 1999, principally reflecting the elimination upon consolidation and reclassification of related party revenue resulting from the acquisition of interests in Antenna Radio, Antenna Spoudastiki, Pacific Broadcast and Audiotex, partially offset by the addition of GRD 24 million ($ 0.07 million) of related party revenue from Antenna Radio (license fees paid by Antenna Satellite Radio). Revenue earned from Audiotex, a company accounted for using the equity method, is included under related party commission income (while in prior periods it was included under related party revenue).

         Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, and revenue from the provision of technical services and infomercials, increased GRD 43 million ($0.1 million), or 48.3%, from GRD 89 million ($0.3 million) in the three months ended September 30, 1998 to GRD 132 million ($0.4 million) in the three months ended September 30, 1999, principally as a result of the addition of GRD 75 million ($0.2 million) of other revenue, representing revenue from subscriber fees, from Pacific Broadcast. This increase was partially offset by an underlying decrease in program sales.

         Cost of sales increased GRD 705 million ($2.3 million), or 72%, from GRD 986 million ($3.2 million) in the three months ended September 30, 1998 to GRD 1,691 million ($5.5 million) in the three months ended September 30, 1999. This increase was attributable primarily to increases in the costs associated with the production of news (including coverage of the war in Kosovo and earthquakes in Turkey and Greece), the acquisition of foreign programming and Greek features. This increase was also attributable to an increase in cost of sales resulting from the addition of GRD 249 million ($0.8 million) of cost of sales from Antenna Radio, Antenna Spoudastiki and Pacific Broadcast.

         Selling, general and administrative expenses ("SG&A") decreased GRD 71 million ($0.3 million), or 8.0%, from GRD 890 million ($2.9 million) in the three months ended September 30, 1998 to GRD 818 million ($2.6 million) in the three months ended September 30, 1999. This decrease was attributable principally to underlying decreases in other provisions mainly for accounts receivable, partially offset by the addition of GRD 181 million ($0.6 million) of SG&A from Antenna Radio, Antenna Spoudastiki and Pacific Broadcast. The decrease was further offset by underlying increases in payroll, travel expenses and sales promotion expenses.

         Amortization of programming costs increased GRD 113 million ($0.4 million), or 3.8%, from GRD 3,005 million ($9.7 million) in the three months ended September 30, 1998 to GRD 3,118 million ($10.1 million) in the three months ended September 30, 1999, all of which was attributable to the Company.

         Depreciation increased GRD 53 million ($0.2 million), or 42.4%, from GRD 124 million ($0.4 million) in the three months ended September 30, 1998 to GRD 177 million ($0.6 million) in the three months ended September 30, 1999. GRD 24 million ($0.07 million) of this increase was attributable to the addition of depreciation from Antenna Radio, Pacific Broadcast and Antenna Spoudastiki.

         Operating income decreased GRD 356 million ($1.1 million), or 31.3%, from a loss of GRD 1,137 million ($3.7 million) in the three months ended September 30, 1998 to a loss of 1,493 million ($4.8 million) in the three months ended September 30, 1999, principally reflecting an underlying increase in cost of sales and amortization of programming costs, partially offset by the addition of GRD 320 million ($1.0 million) of revenue of Antenna Radio.

         Interest expense, net decreased GRD 153 million ($0.5 million), or 22.0%, from GRD 693 million ($2.2 million) in the three months ended September 30, 1998 to GRD 540 million ($1.7 million) in the three months ended September 30, 1999, reflecting an increase in interest income principally as a result of higher cash balances outstanding during the three months ended September 30, 1999. The decrease in interest expense, net was partially offset by an increase in gross interest expense during the period, principally attributable to the addition of GRD 30 million ($0.1 million) of gross interest expense from Antenna Radio and Pacific Broadcast. See "--Liquidity and Capital Resources."

         Foreign exchange losses decreased GRD 667 million ($2.2 million) from a loss of GRD 732 million ($2.4 million) to a loss of GRD 65 million ($0.2 million), primarily reflecting an underlying unrealized gain from the translation of the Senior Notes denominated in U.S. dollars due to the strengthening of the drachmae against the US dollar, partially offset by the addition of GRD 95 million ($0.3 million) of foreign exchange losses from Antenna Radio and Pacific Broadcast.

         The income tax benefit decreased GRD 69 million ($0.2 million) from GRD 588 million ($1.9 million) in the three months ended September 30, 1998 to GRD 519 million ($1.7 million) in the three months ended September 30, 1999, principally as a result of a decrease in the operating loss. The decrease was partially offset by the addition of GRD 11 million ($0.04 million) for the provision for income taxes for Antenna Spoudastiki.

         Net income increased GRD 1,075 million ($3.5 million) from a loss of GRD 1,974 million ($6.4 million) in the three months ended September 30, 1998 to a loss of GRD 899 million ($2.9 million) in the three months ended September 30, 1999. The increase was principally attributable to decreases in foreign exchange losses and interest expense, net, and an increase in other income, net of GRD 553 million ($1.8 million) (see Note 11 of Notes to Financial Statements), partially offset by an increase in cost of sales and a decrease in operating income.

      Nine Months Ended September 30, 1999 (unaudited)
      Compared to Nine Months Ended September 30, 1998 (unaudited)

         Total net revenue increased GRD 3,864 million ($12.5 million), or 19.1%, from GRD 20,232 million ($65.5 million) in the nine months ended September 30, 1998 to GRD 24,096 million ($78.0 million) in the nine months ended September 30, 1999. This increase was attributable primarily to the addition of GRD 1,405 million ($4.5 million) of total net revenue from Antenna Radio and an underlying increase in advertising revenue.

         Advertising revenue, which comprised 92.1% of total net revenues for the nine months ended September 30, 1999, increased GRD 4,263 million ($13.8 million), or 23.3%, from GRD 17,997 million ($58.3 million) in the nine months ended September 30, 1998 to GRD 22,260 million ($72.1 million) in the nine months ended September 30, 1999. This increase principally reflected an underlying increase in advertising revenue of GRD 3,493 ($11.3 million), primarily as a result of increases in volume, which in turn reflected higher ratings, and the addition of GRD 1,371 million ($4.4 million) of advertising revenue from Antenna Radio.

         Related party revenue decreased GRD 733 million ($2.4 million), or 35%, from GRD 2,068 million ($6.7 million) in the nine months ended September 30, 1998 to GRD 1,335 million ($4.3 million) in the nine months ended September 30, 1999, principally reflecting the elimination upon consolidation and reclassification of related party revenue resulting from the acquisition of interests in Antenna Radio, Antenna Spoudastiki, Pacific Broadcast and Audiotex, partially offset by the addition of GRD 24 million ($0.07 million) of related party revenue from Antenna Radio (license fees paid by Antenna Satellite Radio).

         Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, and revenue from the provision of technical services and infomercials, increased GRD 333 million ($1.1 million) from GRD 168 million ($0.5 million) in the nine months ended September 30, 1998 to GRD 501 million ($16 million) in the nine months ended September 30, 1999, principally as a result of the addition of GRD 332 million ($1.1 million) of other revenue, representing revenue from subscriber fees and tuition, from Pacific Broadcast and Antenna Spoudastiki. The balance of the increase was principally attributable to underlying increases in revenues from Antenna's branded credit card.

         Cost of sales increased GRD 863 million ($2.8 million), or 21%, from GRD 4,078 million ($13.2 million) in the nine months ended September 30, 1998 to GRD 4,941 million ($16.0 million) in the nine months ended September 30, 1999. This increase was attributable primarily to the addition of GRD 718 million ($2.3 million) of cost of sales from Antenna Radio, Antenna Spoudastiki and Pacific Broadcast and, to a lesser extent, an increase in underlying costs associated with the production of news (including coverage of the war in Kosovo and earthquakes in Turkey and Greece). This increase was partially offset by a decrease in the underlying costs associated with the acquisition of foreign programming and Greek features.

         Selling, general and administrative expenses decreased GRD 286 million ($0.9 million), or 7.8%, from GRD 3,685 million ($11.9 million) in the nine months ended September 30, 1998 to GRD 3,399 million ($11.0 million) in the nine months ended September 30, 1999. This decrease was attributable principally to underlying decreases in provisions for accounts receivable, frequency fees, sales promotion expenses and legal expenses, partially offset by the addition of GRD 490 million ($1.6 million) of SG&A from Antenna Radio, Antenna Spoudastiki and Pacific Broadcast. The decrease was further offset by underlying increases in payroll, maintenance, travel expenses and market research.

         Amortization of programming costs increased GRD 121 million ($0.4 million), or 1.3%, from GRD 9,241 million ($29.9 million) in the nine months ended September 30, 1998 to GRD 9,362 million ($30.3 million) in the nine months ended September 30, 1999, all of which was attributable to the Company.

         Depreciation increased GRD 144 million ($0.5 million), or 39.1%, from GRD 366 million ($1.2 million) in the nine months ended September 30, 1998 to GRD 510 million ($1.7 million) in the nine months ended September 30, 1999. GRD 67 million ($0.2 million) of this increase was attributable to the addition of depreciation from Antenna Radio, Pacific Broadcast and Antenna Spoudastiki.

         Operating income increased GRD 3,022 million ($9.8 million), or 105.6%, from GRD 2,862 million ($9.3 million) in the nine months ended September 30, 1998 to 5,884 million ($19.1 million) in the nine months ended September 30, 1999, principally reflecting an increase in total net revenue during the period (including the addition of GRD 1,737 million ($5.6 million) of revenue from Antenna Radio, Antenna Spoudastiki and Pacific Broadcast) and a decrease in SG&A, partially offset by an increase in cost of sales.

         Interest expense, net decreased GRD 355 million ($1.1 million), or 16.6%, from GRD 2,135 million ($6.9 million) in the nine months ended September 30, 1998 to GRD 1,780 million ($5.8 million) in the nine months ended September 30, 1999, reflecting an increase in interest income principally as a result of higher cash balances outstanding during the nine months ended September 30, 1999 and, to a lesser extent, the addition of GRD 10 million ($0.03 million) of interest income from Antenna Radio. The decrease in interest expense, net was partially offset by an increase in gross interest expense during the period, principally attributable to the addition of GRD 108 million ($0.3 million) of gross interest expense from Antenna Radio and Pacific Broadcast. See "--Liquidity and Capital Resources."

         Foreign exchange losses decreased GRD 2,481 million ($8.0 million) from GRD 3,075 million ($9.9 million) to GRD 594 million ($1.9 million), reflecting gains from the Company's forward contract, unrealized gains on cash receivables and payables and realized gains on transactions (see Note 10 of Notes to Financial Statements), partially offset by the addition of GRD 127 million ($0.4 million) of foreign exchange losses from Antenna Radio and Pacific Broadcast.

         Equity in net income of unconsolidated affiliate increased from zero in the nine months ended September 30, 1998 to GRD 19 million ($0.06 million) in the nine months ended

September 30, 1999, as a result of the acquisition of an interest in Audiotex (which is accounted for using the equity method).

         Related party commission income increased from zero in the nine months ended September 30, 1998 to GRD 353 million ($1.1 million) in the nine months ended September 30, 1999, as a result of the reclassification as related party commission income of revenue earned from Audiotex.

         Other income, net increased GRD 62 million ($0.24 million) from GRD 20 million ($0.06 million) in the nine months ended September 30, 1998 to GRD 82 million ($0.3 million) in the nine months ended September 30, 1999, principally reflecting income from marketable securities and the addition of other income from Antenna Radio, partially offset by a charge related to the early extinguishment of a portion of the Senior Notes and costs associated with evaluating a possible investment in the direct-to-home television business.

         Provision for income taxes increased GRD 1,398 million ($4.5 million) from GRD 169 million ($0.5 million) in the nine months ended September 30, 1998 to GRD 1,568 million ($5.0 million) in the nine months ended September 30, principally as a result of increased operating income. Of the increase in provision for income taxes, GRD 29.5 million ($0.09 million) was attributable to the addition of provision for income taxes for Antenna Radio and Antenna Spoudastiki.

         Net income increased GRD 4,555 million ($14.7 million) from a net loss of GRD 2,159 million ($7 million) in the nine months ended September 30, 1998 to net income of GRD 2,396 million ($7.7 million) in the nine months ended September 30, 1999, principally reflecting an underlying increase in operating income and the contribution of operating income from Antenna Radio and Pacific Broadcast.

Liquidity and Capital Resources

         The Company funds its operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of cash flow from operations and equity contributions. As of September 30, 1999, the Company had approximately GRD $34,538 million ($111.8 million) of total debt (long-term indebtedness and long-term obligations under capital leases). In March 1999, the Company completed the IPO of 7,700,000 ADSs, representing 3,850,000 shares of its capital stock, nominal value GRD 100 per share. Of the 7,700,000 ADSs sold, 6,160,000 were sold by the Company for net proceeds of $86.5 million and 1,540,000 were sold by a selling shareholder for net proceeds of $14.4 million. On March 19, 1999 and March 25, 1999, the Company used a portion of the net proceeds received by it from the IPO to repurchase GRD 447 million ($1.5 million) and GRD 739 million ($2.4 million), respectively, of its outstanding Senior Notes. See Note 8 of Notes to Financial Statements. On May 6, 1999, the Company used a portion of the net proceeds received by it from the IPO to complete the acquisition of interests in Antenna Radio, Antenna Spoudastiki, Pacific Broadcast and Audiotex. See Note 1 of Notes to Financial Statements.

         The Company's principal use of funds are expenditures for programming, which expenditures totaled GRD 10,375 million ($33.6 million) in the nine months ended September 30, 1998 and GRD 8,790 million ($28.5 million) in the nine months September 30, 1999.

         Operating Activities. Net cash used in operating activities was GRD 6,468 million ($21.0 million) in the nine months ended September 30, 1998 compared to GRD 4,680 million ($15.2 million) in the nine months ended September 30, 1999.

         Investing Activities. Net cash used in investing activities was GRD 1,131 million ($3.7 million) in the nine months ended September 30, 1998 and GRD 10,417 million ($33.7 million) in the nine months ended September 30, 1999, reflecting the cost of the acquisition of interests in Antenna Radio, Antenna Spoudastiki, Pacific Broadcast and Audiotex and increased purchases of fixed assets such as technical and office equipment.

         Financing Activities. Net cash used in financing activities was GRD 151 million ($0.5 million) in the nine months ended September 30, 1998 compared to net cash provided by financing activities of GRD 22,828 million ($74.0 million) in the nine months ended September 30, 1999. The increase in funds from financing activities in 1999 principally reflects the net proceeds of GRD 25,270 million ($81.8 million) from the IPO, offset by the early repurchase of a portion of the Senior Notes.

         Distributable Reserves. The Company had distributable reserves in its Greek statutory accounts of approximately GRD 471 million ($1.5 million). The Company does not intend to pay dividends for the foreseeable future. The declaration of future dividends will be subject to the requirements of Greek corporate law and the terms of the indenture with respect to the Senior Notes.

         Other Long-term Liability. The Company has an outstanding liability to the Pension Fund for Athens and Thessaloniki Newspaper Employees for advertiser contributions. It is expected that the repayment terms will be structured over approximately three years. An installment of approximately GRD 784 million ($2.5 million) was paid during the nine month period ended September 30, 1999.

Year 2000 and Euro Conversion

      The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (Year 2000) approaches. The "Year 2000 problem" is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

      The Company is in the process of finalizing the upgrade of its management information system under the direction of the Information Technology Department. The principal areas affected by the Year 2000 problem are its computer network, customer billing system and business systems (accounting, finance, advertising, marketing, human resources, journalist support and transmission systems). The Company believes that the hardware related to its computer network and the relevant operating systems related to the computer network are Year 2000-compliant. The software applications related to its business systems are expected to be fully Year 2000-compliant by December 20, 1999. During 1998, the Company spent GRD 52 million ($0.2 million) upgrading its computer network. The cost of upgrading the Company's accounting and finance systems to become Year 2000-compliant is GRD 50 million ($0.2 million). The necessary upgrades of the balance of the Company's information technology system to become Year 2000-compliant will be completed by the end of 1999, at a cost of approximately

GRD 92 million ($0.3 million), the majority of which costs had been expended as of September 30, 1999.

      The Company has evaluated the extent to which non-information technology systems would be impacted by the Year 2000 and the types of contingency plans that may be necessary if its management information systems and/or non-information technology systems were to be non-Year 2000 compliant. The principal systems are expected to be fully compliant by December 20, 1999. The Company is also continuing to evaluate the extent to which failure of third parties with which the Company interacts to be Year 2000-compliant could have a material adverse effect on the Company's financial condition or results of operations. Such third parties could include, among others, advertisers, financial institutions, providers of satellite transmission facilities, production companies, suppliers of foreign programming and other vendors. The Company has received assurances from many, though not all, of these third parties that their systems are Year 2000-compliant. The Company is in contact with those third parties that have yet to respond and is awaiting confirmation from them of the status of their Year 2000 compliance. Any Year 2000 compliance problem of the Company, any of its vendors and any other company with which it interacts or otherwise does business could have a material adverse effect on the Company's financial condition or results of operations. The Company will develop contingency plans that address its failure to be Year 2000-compliant if the final testing of its applications for Year 2000 compliance fails, or the failure of any relevant third parties to be Year 2000-compliant. These plans would include, for example, in the case of advertisers, resort to manual statements to reconcile accounts.

      The Company's revenues and expenses are denominated in drachmae and dollars. Greece is not among the eleven members of the European Union whose currencies became subject to conversion to the euro commencing January 1, 1999. The Company is not party to any material contracts in which payment is expected to be made in a currency which is scheduled to be converted to the euro. The Company's upgraded management information system is capable of handling conversion to the euro.

Inflation

      Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, the Company does not believe inflation has had a material effect on its results of operations or financial condition for the periods presented. Greece experienced average annual rates of inflation of 10.9%, 8.9%, 8.2%, 5.6% and 4.8% in the years 1994 through 1998, respectively.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk Management

      The Company's functional currency is the drachma but certain of its revenue, operating costs and expenses are denominated in foreign currencies. Transactions involving other currencies are converted into drachmae using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the drachma equivalent using exchange rates in effect at period-end. Non-drachma denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for GRD 1,281 million ($2.5 million), or 5.3%, of total net revenue in the nine month period ended September 30, 1999. The Company's non-drachma denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 5.4% of total net revenue in the nine month period ended September 30, 1999. Non-drachma denominated indebtedness (primarily U.S. dollars) totaled GRD 35,311 million ($114.4 million), or 100%, of total indebtedness, at September 30, 1999. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

      Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of the Company's operations are conducted in Greece, the Company's operating results will depend to a certain extent on the prevailing economic conditions in Greece. Furthermore, a significant proportion of the Company's revenue is in drachmae. The Company expects to increase modestly the level of non-drachma denominated revenue as result of its strategy of increasing its sales of programming to Greek-speaking audiences resident outside Greece and to other markets.

      The Company hedges elements of its currency exposure through use of such derivative instruments as forward exchange agreements and currency options, though it might also consider interest rate swaps. The Company is currently evaluating alternatives for future hedging opportunities. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged. The Company has experienced net foreign exchange losses in the past, and it could experience net foreign exchange losses in the future to the extent that foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk would arise in the event of non-performance by a counterparty. The Company intends to minimize credit risk by entering into contracts only with highly credit rated counterparties and through internal limits and monitoring procedures.

      The financial instruments to which the Company is a party are recorded in the balance sheet at fair value unless, for accounting purposes, they meet the criteria for a hedge of an identifiable foreign currency commitment. A foreign exchange contract is considered a hedge of an identifiable foreign currency commitment if: (i) the contract is designated, and effective, as a hedge of a foreign currency commitment and (ii) the foreign currency commitment is firm. Gains and losses on foreign exchange contracts meeting these criteria are deferred and included in the measurement of the related foreign currency transaction, unless it is estimated that the deferral would lead to recognition of losses in a later period, in which case such losses are not deferred.

      The Company was party to an $87 million forward contract with the Royal Bank of Scotland, to hedge its currency exposure on a portion of the principal and interest payable of its U.S. dollar denominated debt. The term of the contract covered the period from May 15, 1998 to May 15, 1999. The forward rate was 334 drachmae to the dollar and the spot rate on the contract's effective date was 310 drachmae to the dollar. The premium (representing the difference between the spot rate on the contract's effective date and the forward rate), aggregating GRD 2,088 million, was amortized over the term of the contract. Of this amount, zero was recognized for the three months ended September 30, 1999 and GRD 783 million was recognized for the nine months ended September 30, 1999. In addition, foreign exchange gains or losses on the Company's non-drachma denominated indebtedness (currently, the Senior Notes) were offset by corresponding losses or gains on the forward contract's notional amount.

      The Company was party to an option agreement with the Royal Bank of Scotland to sell $104 million at a rate of 280 drachmae to the dollar in May 1999. The option had a maturity date that coincided with the maturity of the foreign exchange contract described above. The option was recorded on the balance sheet at its market value and was marked to market each accounting period with the resulting gain or loss being reflected in the statement of operations. The mark to market adjustment of the option for the three months and nine months ended September 30, 1999 of zero and GRD 442 million ($1.4 million), respectively, was recorded as part of the foreign exchange loss in the statement of operations.

      The following table sets forth the principal, cash flows and related weighted average interest rates by expected maturity date of indebtedness of the Company that may be sensitive to foreign currency exchange rate fluctuations:

               Financial Instrument           Maturity (2007)     Fair Value
             ------------------------        ----------------  ---------------
                                              (GRD)     ($)      (GRD)     ($)
                                                       (in millions)
      Senior Notes ($111 million).........   34,240    111.1    29,892    97.0
      Average interest rate...............         9.7%                --

      The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

Interest Rate Risk Management

      The Company manages interest rate risk by financing non-current assets and a portion of current assets with equity, long-term liabilities and long-term debt with fixed interest rates.

      The following table sets forth the principal, cash flows and related weighted average interest rates by expected maturity date of indebtedness of the Company that may be sensitive to interest rate fluctuations:

               Financial Instrument           Maturity (2007)     Fair Value
             ------------------------        ----------------  ---------------
                                              (GRD)     ($)      (GRD)     ($)
                                                       (in millions)
      Senior Notes ($111 million).........   34,240    111.1    29,892    97.0
      Average interest rate...............         9.7%                --

      The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

PART II. OTHER INFORMATION

ITEM 5. OTHER INFORMATION

(a)    Forward-Looking Statements

       In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company is hereby providing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made in this Quarterly Report. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of the words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Quarterly Report, in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1998 and in the Company's amendment to its Annual Report on Form 20-F/A for the fiscal year ended December 31, 1998. Among the key factors that have a direct bearing on the Company's results of operations are the ability of the Company to successfully implement its growth and operating strategies; changes in economic cycles; competition from other broadcast companies and media; fluctuation of exchange rates; and changes in the laws and government regulations applicable to the Company or the interpretation or enforcement thereof. These and other factors are discussed herein under "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Quarterly Report.

(b)    Proposed Acquisition

       In October 1999, the Company signed an agreement to acquire a 51% interest in a Greek publishing company (Daphne Communications, S.A.) for total consideration of approximately GRD 1.3 billion ($4.2 million) payable in the form of advertising airtime on Antenna's television and radio networks.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ANTENNA TV S.A.
                                   (Registrant)


                                   By: /s/ Nikolaos Angelopoulos
                                      -----------------------------------------
                                      Name: Nikolaos Angelopoulos
                                      Title:  Chief Financial Officer

Dated: November 10, 1999